UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2011
Commission File Number 000-51138
GRAVITY Co., Ltd.

(Translation of registrant’s name into English)
Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul, Korea 121-795

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☑ Form 20-F ☐ Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☑ No
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

RESULTS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS AND THE BOARD MEETING OF GRAVITY CO., LTD.
Gravity Co., Ltd. (the “Company”) held its Annual General Meeting of Shareholders (the “AGM”) at the Conference Room located at Nuritkum Square Business Tower 15F, 1605 Sangam-Dong, Mapo-Gu, Seoul 121-795 Korea at 10:00 AM on March 25, 2011.
The AGM was held with a quorum present and the agenda items were resolved by the shareholders in accordance with the Korean Commercial Code and the Company’s Articles of Incorporation as follows:
•
Agendum 1: the shareholders approved the Company’s balance sheets, income statements and statements of appropriation of retained earnings as of and for the years ended December 31, 2010 and 2009, each of which has been extracted and translated into English from the original Korean language financial statements audited in accordance with generally accepted auditing standards in Korea, or KGAAS, and prepared in accordance with generally accepted accounting principles in Korea, or KGAAP.

•
Agendum 2: the shareholders approved the reappointment of four directors, Messrs. Yoshinori Kitamura, Kazuki Morishita, Kazuya Sakai (who are inside directors) and Mr. Jong Gyu Hwang (who is an independent director), and the appointment of three new directors, Mr. Hyun Chul Park (who is an inside director) and Messrs. Doo Hyun Ryu and Jung Yoo (who are independent directors).

•	Agendum 3: the shareholders approved the amount of KRW 1,400,000,000 as the maximum amount of compensation payable to directors as a group for fiscal year 2011.
Furthermore, the Company’s 2010 Annual Business Report was presented to the shareholders at the AGM.
* The figures provided in this submission on Form 6-K relate only to Gravity Co., Ltd., and are not consolidated with those of its subsidiaries.
The Company’s Board of Directors, including the reelected and newly elected directors, held a meeting immediately following the AGM (the “Board Meeting”). At the Board Meeting, Mr. Hyun Chul Park, the elected executive director of the Company, was appointed as Chief Executive Officer. At the Board Meeting, Mr. Jong Gyu Hwang, the reelected independent director of the Company, was reappointed as an Audit Committee member and Messrs. Doo Hyun Ryu and Jung Yoo, the newly elected independent directors of the Company, were appointed as Audit Committee members.
The Company expects to file the Company’s financial statements, including the notes thereto, which are prepared in the Korean language and audited in accordance with KGAAS and prepared in accordance with KGAAP, as of and for the years ended December 31, 2010 and 2009 (“2010/2009 audited financial statements”) with the Financial Supervisory Service of Korea as soon as practicable. The condensed English translation version of the 2010/2009 audited financial statements is expected to be submitted to the United States Securities and Exchange Commission on Form 6-K at the same time.

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Forward-Looking Statements:
Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe” “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our registration statement on Form F-1, as amended, and our annual reports on Form 20-F, together with such other documents and we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contact:
Mr. Heung Gon Kim
Chief Financial Officer
Gravity Co., Ltd.
Email: kheung@gravity.co.kr
Ms. Yoon Joo Lee
IR Manager
Gravity Co., Ltd.
Email: yoonjoo.lee@gravity.co.kr
Telephone: +82-2-2132-7800
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SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY Co., Ltd.
Date: March 25, 2011	By:	/s/ Heung Gon Kim
		Name:	Heung Gon Kim
		Title:	Chief Financial Officer

Exhibit Index

Exhibit No.	Description

99.1	Gravity Reports Non-consolidated Financial Results for 2010

99.2	Reappointment and Appointment of Directors

99.3	2010 Annual Business Report